EXHIBIT 99.14

CONSENT OF EXPERT

March 30, 2016

Eldorado Gold Corporation

United States Securities and Exchange Commission

Ladies and Gentlemen:

Re:   Eldorado Gold Corporation

I, Paul Skayman, do hereby consent to the filing of the written disclosure regarding:

1.
the technical reports entitled (i) the “Technical Report for Kisladag Gold Mine, Turkey”, dated March 15, 2010 and effective January 2010, (ii) the “Technical Report for Jinfeng Gold Mine, China” dated January 13, 2012 and effective March 15, 2011, and of extracts from or a summary of  the respective technical reports and other information pertaining to these projects, (iii) the description of all scientific or technical information relating to the Kisladag, Efemcukuru, Jinfeng, Olympias and Skouries properties and (iv) certain technical information, mineral reserve estimates of the Tocantinzinho Mine and the Skouries (underground) in Eldorado Gold Corporation’s (the “Company”) Annual Information Form for the year ended December 31, 2014 (the “AIF”); and

2.
All scientific and technical information contained in the Company’s Management Discussion and Analysis of Financial Condition and Results of Operation for the year ended December 31, 2015 (the “MD&A”),

and the use of my name in the AIF and Annual Report on Form 40-F of the Company for the year ended December 31, 2015 and any amendments thereto, and the Company’s MD&A, and any amendments thereto, and any Registration Statement on Form S-8 incorporating by reference the Company’s AIF, MD&A and Annual Report on Form 40-F.

By:	/s/ Paul Skayman, FAusIMM
Paul Skayman, FAusIMM
Eldorado Gold Corporation
Chief Operating Officer